Hello Sam,

In case you missed it, yesterday we hosted a Basquiat webinar with top collectors David Mugrabi and Lio Malca. Both collectors have had a major influence on Basquiat's market and we got the inside scoop on how it's evolved over the years. (Check out the recording here.)

At the end of the call, we discussed our latest Basquiat, *Made in Japan II*—a painting that Mugrabi used to own! Both collectors love this work for its classic Basquiat hallmarks, including:

- **1982 creation date**
- **Colorful head imagery**
- **Strength of provenance**
- **Our "phenomenal" price compared to its potential long-term value**

Learn more about *Made in Japan II* here. View offering circular below.

Thanks,

The Masterworks Team
—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Top auction prices for '1982' works not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

Individuals referenced are not investors in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.